1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
STUART M. STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0453 Fax

May 31, 2016

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Dominic Minore, Division of Investment Management

Re: The Saratoga Advantage Trust (the “Trust”)

(File No.333-210921)

Dear Mr. Minore:

Thank you for your telephonic comments regarding the amendment to the registration statement on Form N-14 (the “Registration Statement”) for the Trust with respect to James Alpha Hedged High Income Portfolio, a series of the Trust (the “Acquiring Fund”), filed with the Securities and Exchange Commission (the “Commission”) on May 25, 2016 in connection with a proposed Agreement and Plan of Reorganization, pursuant to which all of the assets and liabilities of ALPS/Westport Resources Hedged High Income Fund, a series of Financial Investors Trust (the “Target Fund” and, together with the Acquiring Fund, the “Funds”), will be transferred to the Acquiring Fund, in exchange for shares of beneficial interest (“Shares”) of the Acquiring Fund (the “Reorganization”). The Trust has considered the telephonic comments received from you on May 26, 2016 and on May 27, 2016 from Megan Miller, and has authorized us to make the responses, changes and acknowledgements discussed below on its behalf. Below, we describe the changes that will be reflected in the proxy statement and prospectus in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

Comment	1. Please file a letter responding to these comments from the Staff that incorporates the “Tandy” information via EDGAR.

Response 1. This letter includes the “Tandy” information and will be filed via EDGAR.

Comment	2. Please revise the Capitalization Table to correct the number of Class C shares outstanding.

Response 2. The Capitalization Table has been revised to show the correct number of shares outstanding and the corresponding changes to the Table.

Comment	3. Please revise the disclosure to state that the shares received in the reorganization will be equal to the aggregate net asset value of the shares held by the Target Fund’s shareholders. Please change other references from value to net asset value as appropriate.

Response 3. The disclosure has been revised accordingly.

Comment	4. Please disclose the aggregate fees paid to the Target Fund’s subadvisers since inception and going forward the aggregate fees paid to the subadvisers of the Portfolio.

Response 4. While we do not agree with the Staff’s interpretation of Item 19(a)(3), the disclosure has been revised accordingly and going forward the aggregate fees paid to the subadvisers of the Portfolio will be disclosed.

Comment	5. In the “Fundamental Investment Restrictions” section, restriction number three states that the Portfolio may not “[i]nvest 25% or more of its net assets in securities of issuers in a particular industry or group of industries (other than securities issued or guaranteed by the U.S. Government or any of its agencies or securities of other investment companies). Please note that to the extent that a fund is invested in underlying funds, the Commission takes the position that the fund should look-through to the holdings of the underlying funds to monitor its industry concentration policy if it has access to that information. Accordingly, please confirm whether the Portfolio will look through to the securities of investment companies in which the Portfolio invests for purposes of compliance with its industry concentration policy.

Response 5. The Registrant confirms that it will look through to the holdings of the underlying funds to monitor its policy regarding concentration to the extent practicable and will not ignore information with respect to the policies of the unaffiliated funds in which it may invest. We will add the following disclosure to the Form N-14 and statement of additional information for the Portfolio: To the extent that the Portfolio is aware of the investments held by an underlying fund, the Portfolio will consider such information when determining compliance with investment restriction (3) above.

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

●	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

●	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
●	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax). Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss